SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)  AND AMENDEMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. N/A)*

CHINA STATIONERY AND OFFICE SUPPLY, INC.
________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
________________________________________________________________
(Title of Class of Securities)

169413101
________________________________________________________________
(CUSIP Number)

Wei Chenghui
  Chief Executive Officer and Chief Financial Officer
China Stationery and Office Supply, Inc.
c/o Ningbo Binbin Stationery
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province 315611 P.R. China
Tel.: 011-86-65160858
________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2010
________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 169413101	13D	Page 2 of 5 Pages

(1)	Names of Reporting Persons
Eosphoros Asset Management Inc.

(2)	Check the Appropriate Box if a Member of a Group
(a)	b)	x

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Ontario, Canada

Number of	(7)	Sole Voting Power	1,080,786
Shares
Beneficially	(8)	Shared Voting Power	0
Owned by Each
Reporting	(9)	Sole Dispositive Power	1,080,786
Person With
(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,080,786

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	9.0%*

(14)	Type of Reporting Person	CO, IA

*           Percentage calculated on the basis of 11,987,427 shares of common stock issued and outstanding on November 11, 2010, as set forth in the Issuer’s Form 10-Q filed on November 19, 2010.

CUSIP No. 169413101	13D	Page 3 of 5 Pages

Item 1.                    Security and Issuer.

(a)	Title and Class of Security: Common Stock, par value $.001 per share.

(b)	Issuer:	China Stationery and Office Supply, Inc. c/o Ningbo Binbin Stationery Qiaotouhu Industrial Park Ninghai, Zhejiang Province 315611 P.R. China

Item 2.                    Identity and Background.

I.	Eosphoros Asset Management Inc. (d/b/a EAM Inc.)

2(a)	Name: This Statement on Schedule 13D is being filed by Eosphoros Asset Management Inc. Gregory Galanis is the CEO and Secretary of Eosphoros Asset Management Inc.

2(b)	Business Address:	90 Adelaide Street West, Suite 800, Toronto, Ontario, Canada M5H 3V9.

2(c)	Present Principal Business: Eosphoros Asset Management Inc.is a multi-strategy, event and value driven hedge fund, with a focus on risk arbitrage, event catalyst, and trading flow from investments in equity and debt securities, public or private, in both the Canadian and U.S. markets.

2(d)	Neither Eosphoros Asset Management Inc. nor Gregory Galanis has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)	Neither Eosphoros Asset Management Inc. nor Gregory Galanis has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f)	Eosphoros Asset Management Inc. is a corporate entity organized under the laws of Ontario, Canada and Gregory Galanis is a citizen of Canada.

Item 3.                    Source and Amount of Funds or Other Consideration.

The Issuer shares held by the Reporting Person (the “Shares”) were acquired in a share purchase transaction which was completed on October 27, 2010 pursuant to which the Reporting Person acquired an interest in the Issuer. The Shares purchased by the Reporting Person were purchased with working capital. To the best knowledge of the Reporting Person, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds. The aggregate purchase cost of the Shares was $150,000.

CUSIP No. 169413101	13D	Page 4 of 5 Pages

Item 4.                    Purpose of Transaction.

The purpose of the acquisition of the shares of common stock by the Reporting Person was for investment. The Reporting Person intends to review its holdings with respect to the Issuer on a continuing basis. Depending on the Reporting Person’s evaluation of the Issuer’s business and prospects, and upon future developments (including, but not limited to, market price of the common stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Person may acquire additional shares of the Issuer’s common stock; sell all or a portion of its shares, now owned or hereinafter acquired; or maintain its position with respect to the Issuer, and formulate plans or proposals with respect to any such matters.

Item 5.                    Interest in Securities of the Issuer.

I.	Eosphoros Asset Management Inc.

(a)	Aggregate Number: 1,080,786; Percentage: 9.0%.

(b)	Gregory Galanis, as CEO and Secretary of Eosphoros Asset Management Inc., has voting and dispositive power over the shares owned by Eosphoros Asset Management Inc.

(c)	No transactions in the common stock of the Issuer have been effected by the Reporting Person during the last 60 days except for the entry into the Stock Option and Proxy described in Item 6 below.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the same date that the Reporting Person acquired the Shares, it also entered into a Stock Option and Proxy agreement with certain holders of common stock of the Issuer. Pursuant to the Stock Option and Proxy, beginning on February 28, 2011 and ending on April 30, 2011, the Reporting Person has the right, but not the obligation, to purchase an additional 1,752,771 shares of common stock of the Issuer from such holders. At the present time, the Reporting Person disclaims beneficial ownership of the 1,752,771 shares of common stock of the Issuer subject to the Stock Option and Proxy. The Stock Option and Proxy is attached as Exhibit 4.1 to this Schedule 13D.

Aside from the Stock Option and Proxy described in the preceding paragraph, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

Item 7.                    Material to be Filed as Exhibits.

Exhibit 4.1: Stock Option and Proxy, dated October 27, 2010.

CUSIP No. 169413101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 3, 2010	EOSPHOROS ASSET MANAGEMENT INC.

	By:	/s/ Gregory Galanis
Gregory Galanis
CEO and Secretary